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06004862

AB 3/17/06

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scotia Virgin Islands Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 A Crystal Gade
(No. and Street)

St. Thomas (City) VI (State) 00802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Cook 973 744 3307
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwath Vélez + Co PSC
(Name – *if individual, state last, first, middle name*)

100 Carr 165, Suite 410 (Address), Guaynabo (City) PR (State) 00968 (Zip Code)

PROCESSED
APR 27 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KB 4/26/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seslia Virgin Islands Securities Inc, as of 31 December, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Edward Enginger
EDWARD ENGINGER
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Oct. 19, 2009

Notary Public

Thomas Cook
Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2005 AND 2004

Horwath Vélez & Co. PSC

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2005 AND 2004

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

YEARS ENDED DECEMBER 31, 2005 AND 2004

CONTENTS

Horwath Vélez & Co. PSC
Certified Public Accountants / Business Advisors

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Seslia Virgin Islands Securities, Inc.
St. Thomas, U.S. Virgin Islands

We have audited the accompanying balance sheet of **Seslia Virgin Islands Securities, Inc.** (a Virgin Islands Corporation and a subsidiary of Seslia & Company) as of December 31, 2005 and the related statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of **Seslia Virgin Islands Securities, Inc.** as of December 31, 2004, and for the year then ended, were audited by other auditors whose report dated February 18, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well a evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects the financial position of **Seslia Virgin Islands Securities, Inc.** as of December 31, 2005 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Horwath Vélez & Co. PSC

February 20, 2006
License No. 16
San Juan, Puerto Rico

Stamp number 2115985 was affixed to the original of this report.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

BALANCE SHEETS - DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
Current assets:		
Cash	$ 108,194	$ 144,052
Accounts receivable	23,192	23,721
Due from shareholders	-	6,596
Due from affiliate	17,148	17,112
Prepaid expenses	12,205	13,576
Total current assets	160,739	205,057
Property and equipment	11,897	20,852
Investment in marketable securities	68,090	75,876
	$ 240,726	$ 301,785

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
Current liabilities:		
Current portion of long-term debt	$ 2,269	$ 2,101
Accounts payable	9,664	15,550
Income taxes payable	-	644
Accrued liabilities	16,413	26,093
Total current liabilities	28,346	44,388
Long-term debt	8,933	11,218
Stockholders' equity	203,447	246,179
	$ 240,726	$ 301,785

See notes to financial statements.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Revenues	$ 686,739	$ 861,315
Operating expenses:		
Fees and commissions	280,853	220,467
General and administrative	440,800	747,124
Depreciation	8,955	9,611
Total operating expenses	730,608	977,202
Loss from operations	(43,869)	(115,887)
Other income:		
Interest and dividends	8,923	7,442
Net loss	(34,946)	(108,445)
Other comprehensive loss:		
Net unrealized loss on investment in marketable securities	(7,786)	(2,104)
Comprehensive loss	$(42,732)	$(110,549)

See notes to financial statements.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common stock	Additional paid-in capital	Retained earnings (accumulated) (deficit)	Accumulated other comprehensive income (loss)	Total
Balance at January 1, 2004	$ 49,471	$ 182,000	$ 136,444	$ 2,975	$ 370,890
Net loss	-	-	(108,445)	-	(108,445)
Other comprehensive loss	-	-	-	(2,104)	(2,104)
Cancellation of 27 shares per agreement	(8,157)	-	-	-	(8,157)
Additional capital contribution	-	83,335	-	-	83,335
Return of capital contribution	-	(89,340)	-	-	(89,340)
Balance at January 1, 2005	41,314	175,995	27,999	871	246,179
Net loss	-	-	(34,946)	-	(34,946)
Other comprehensive loss	-	-	-	(7,786)	(7,786)
Balance at December 31, 2005	$ 41,314	$ 175,995	$(6,947)	$(6,915)	$ 203,447

See notes to financial statements.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash flows from operating activities:		
Net loss	$(34,946)	$(108,445)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	8,955	9,611
Decrease (increase) in:		
Accounts receivable	529	(6,343)
Prepaid expenses	1,371	1,884
Decrease in:		
Accounts payable	(5,886)	(2,261)
Accrued income taxes	(644)	(8,056)
Accrued liabilities	(9,680)	(9,878)
Total adjustments	(5,355)	(15,043)
Net cash used in operating activities	(40,301)	(123,488)
Cash flows used in investing activities:		
Purchase of marketable securities, net	-	(11,123)
Advance form affiliate and shareholders	6,560	32,617
Net cash provided by investing activities	6,560	21,494
Cash flows from financing activities:		
Principal payments on long-term debt	(2,117)	(2,109)
Redemptions of common stock	-	(8,157)
Net cash provided by financing activities	(2,117)	(10,266)
Net decrease in cash	(35,858)	(112,260)
Cash, beginning	144,052	256,312
Cash, ending	$ 108,194	$ 144,052

Supplemental disclosure of cash flows information

Interest paid	$ 523	$ 550

See notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of business:

The Company (a 95% owned subsidiary of Seslia & Company) was organized on April 30, 1992 to engage in and carry on a general securities brokerage, investment, and financial consulting business.

Revenues and expenses:

The Company main source of income arise from its commissions earned on purchase and sale of securities. This revenue is recognized on a monthly basis based on the transaction amount. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. General and administrative expenses are charged to operations as incurred.

Use of estimates:

The preparation of financial statements in conformity with generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Because of uncertainties inherent in the estimation process, it is possible that the actual results could differ from those estimates.

Concentration of credit risk:

The Company maintains its cash deposits in high credit financial institutions. Accordingly, the Company's management believes the Company is not exposed to any significant credit risk on it deposits.

The Company is engage in various trading and brokerage activities in which counterparties primarily included broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill its obligations, the Company may be exposed risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. Management believes that the above concentration of credit risk do not represent a material risk loss with respect to the Company's financial position as of December 31, 2005 and 2004.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Cash equivalents:

The Company considers short-term highly liquid cash investments purchased with an original maturity of three months or less, to be cash equivalents.

Property and equipment:

Property and equipment are stated at cost. Depreciation is being provided by using the straight-line method over the estimated useful life of the related assets. The Company records impairments of losses on long-lived assets used in operations when indicators of impairments are present. Based on current estimates, management does not believe impairment of the operating property is present.

Investment in marketable securities:

The Company classifies the investments in marketable securities as available for sale in accordance with the provisions of Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. This statement addresses accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. It requires that investments classified as held to maturity be reported at amortized cost, those classified as trading securities be reported at fair value, with unrealized gains and losses included in earnings, and those classified as available for sale be reported at fair value, with unrealized gains and losses, net of taxes, reported as a net amount in other comprehensive income.

Realized gains and losses on sale of these securities are determined using the specific-identification method. Other than temporary impairment, if any, on investments classified as available for sale and held to maturity are reported separately in the statements of income and retained earnings. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis. The new cost basis shall not be changed for subsequent recoveries in fair value. Premium amortization and discount accretion are recognized in interest income using a method, which approximates the interest method over the period to maturity. Investments are classified as current or noncurrent based on the Company's intention to hold the securities and their maturity dates.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Advertising:

Advertising is charge to expense as incurred. Advertising expenses for the year ended December 31, 2005 and 2004 amounted to $12,745 and $3,180, respectively.

Income taxes:

The Company accounts for income taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes*. This statement requires an asset and liability approach in accounting for income taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between tax bases of assets and liabilities and their reported amounts in the financial statements. An allowance is recognized for any deferred tax asset for which, based on management's evaluation, it is more likely than not, that some portion or all of the deferred tax asset will not be realized. As of December 31, 2005 and 2004, the resulting deferred tax asset from available carryforwards and losses has been fully allowed.

Reclassifications:

Certain 2004 balances have been reclassified to conform to the current year presentation.

2. RELATED PARTIES:

The most significant transactions with related parties consist of the following:

	2005	2004
Management fees charged by Parent Company	$ 32,400	$ 32,500
Allocation of rent expense charged by Parent Company	$ 55,567	$ 53,380

3. PROPERTY AND EQUIPMENT:

	2005	2004
Equipment	$ 51,462	$ 51,462
Furniture	26,499	26,499
	77,961	77,961
Less accumulated depreciation	(66,064)	(57,109)
	$ 11,897	$ 20,852

4. INVESTMENT IN MARKETABLE SECURITIES:

The cost, fair value, and unrealized gain (loss) on investment in marketable securities for the years ended December 31, 2005 and 2004 are as follows:

	Cost	Fair market value	Unrealized gain (loss)
December 31, 2005			
Mutual funds	$ 20,037	$ 16,721	$(3,316)
Preferred stocks	54,968	51,369	(3,599)
	$ 75,005	$ 68,090	$(6,915)
December 31, 2004			
Mutual funds	$ 20,037	$ 19,500	$(537)
Preferred stocks	54,968	56,376	1,408
	$ 75,005	$ 75,876	$ 871

5. LONG-TERM DEBT:

	2005	2004
Term loan payable to a financial institution; bearing interest at approximately 4%, payable in monthly installments of $220 including interest and collateralized by certain fixed assets through August 2010	$ 11,202	$ 13,303
Less current portion	(2,269)	(2,101)
	$ 8,933	$ 11,202

As of December 31, 2005, the aggregate annual maturities of long-term debt are as follows:

Year ending December 31,	Amount
2006	$ 2,269
2007	2,318
2008	2,402
2009	2,492
2010	1,721
	$ 11,202

6. STOCKHOLDERS' EQUITY:

The Company is authorized to issue 10,000 common stock shares, with no par value. As of December 31, 2005 and 2004, 1,081 shares were outstanding.

7. STOCK PURCHASE ASSISTANCE PLAN:

In February 2003, the Company established a stock purchase plan. This agreement was cancelled in 2005 after 54 shares, net of returns, were issued.

8. INCOME TAXES:

The reconciliation between results of operations per financial statements and per tax return follows:

	2005	2004
Net loss before taxes per financial statements	$(34,946)	$(108,445)
Add reconciling items:		
Capital loss	-	3,509
Depreciation	3,158	5,991
Meals and entertainment expense	1,214	4,178
Contributions	135	(100)
Net loss per tax return	$(30,439)	$(94,867)

The Company has available carryforward losses of approximately $96,000, to offset future taxable income, if any. These losses expire in 2024.

9. RENTAL COMMITMENTS:

The Company leases from Parent Company its office facilities under a noncancelable operating lease agreement expiring August 2010. In addition, under a verbal agreement, the Parent Company charges 80% of the Parent Company's home office rental charges. Rent expense for the years ended December 31, 2005 and 2004 amounted to $55,567 and 53,380, respectively. Future minimum lease payments required under the long-term operating lease agreement at December 31, 2005 are as follows:

Year ended December 31,	Amount
2006	$ 30,000
2007	30,000
2008	30,000
2009	30,000
2010	20,000
	$ 140,000

10. EMPLOYEE BENEFIT PLANS:

The Company maintains a defined contribution pension plan covering substantially all employees meeting minimum eligibility requirements. The pension contribution is determined using a specified formula applied to each eligible employee's contribution. Pension expense for the years ended December 31, 2005 and 2004 amounted to $8,374 and $10,202, respectively.

Horwath Vélez & Co. PSC
Certified Public Accountants / Business Advisors

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors
Seslia Virgin Islands Securities, Inc.
St. Thomas, Virgin Islands

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole, which are presented in the preceding section of this report. The supplementary information contained in Schedule I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statement, but Schedules II and III contain information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwath Vélez & Co. PSC

February 20, 2006
License No. 16
San Juan, Puerto Rico

Stamp number 2115986 was affixed to the original of this report.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

SCHEDULE - I
SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Salaries	$ 108,742	$ 354,448
Management fees	32,400	32,500
Employees benefits	57,698	68,448
Gross receipts taxes	23,474	31,793
Rent	55,567	53,380
Professional fees	18,446	26,828
Payroll taxes	22,136	37,044
Travel	2,583	27,652
Telephone	25,130	26,796
Advertising	12,745	3,180
Dues and subscriptions	16,098	19,162
Supplies	6,261	5,551
Postage	7,813	9,221
Repairs and maintenance	5,555	8,774
Pension plan	8,374	10,202
Meals and entertainment	2,429	8,357
Board meetings	3,465	-
Utilities	7,091	6,490
Training and educations	1,762	1,982
Insurance	5,434	5,872
Contributions	135	-
Equipment lease	3,067	3,307
Bank fees	1,488	1,187
Miscellaneous	12,907	4,950
	$ 440,800	$ 747,124

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

SCHEDULE - II
SCHEDULES OF COMPUTATION OF NET CAPITAL

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Net capital:		
Total stockholders' equity qualified for net capital	$ 203,447	$ 246,179
Deductions and/or charges:		
Non-allowable assets furniture, equipment, and leasehold improvements	(11,897)	(20,852)
Other assets	(12,205)	(13,576)
Due from parent company	(17,148)	(17,112)
Due from shareholders	-	(6,596)
Receivables over 30 days old	(17,328)	(19,340)
	(58,578)	(77,476)
Net capital before haircuts on securities positions	144,869	168,703
Haircuts on securities (computed where applicable), pursuant to Rule 15c-3-1(f):		
Trading and investment securities:		
Other securities	(10,214)	(6,829)
Other	-	-
	(10,214)	(6,829)
	$ 134,655	$ 161,874
Aggregate indebtedness:		
Items included in consolidated statement of financial condition	$ -	$ -
Other liabilities	37,279	55,606
	37,279	55,606
Computation of basic net capital requirement:		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital at 100%	$ 129,655	$ 156,874
Ratio, aggregate indebtedness of net capital	28%	31%

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

SCHEDULE - III
SCHEDULES OF COMPLIANCE ITEMS

YEARS ENDED DECEMBER 31, 2005 AND 2004

- No material inadequacies were found during the audit of Seslia Virgin Islands Securities, Inc.

- A Statement of Changes in Liabilities Subordinated to General Creditors was not included in the financial statement presentation, as Seslia Virgin Islands Securities, Inc. did not have any subordinated liabilities to General Creditors at December 31, 2005 and 2004 or during those calendar years.

- Reconciliation of unaudited computation of net capital to audited computation of net capital at December 31, 2005 and 2004 are as follows:

	2005	2004
Unaudited net capital:		
Focus - IIS Report	$ 134,654	$ 161,872

- A statement concerning reserve requirements and information relating to possession or control requirements was not included in the financial statements presentation since Seslia Virgin Islands Securities, Inc. is exempt from this requirement.